 **UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 16, 2010

Dean Goodermote
Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **Re: Double-Take Software, Inc.
>   Preliminary Proxy Statement on Schedule 14A
>   Filed June 2, 2010
>   File No. 001-33184**

Dear Mr. Goodermote:

    We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        David L. Orlic
                                        Attorney-Advisor